AMENDMENT NO. 1

This AMENDMENT No. 1 dated as of October 29, 2003 ("Amendment No. 1"), is entered into by and among O'SULLIVAN INDUSTRIES, INC., a Delaware corporation ("OSI"), O'SULLIVAN FURNITURE FACTORY OUTLET, INC., a Missouri corporation ("OSF"), O'SULLIVAN INSUSTRIES – VIRGINIA, INC., a Virginia corporation ("OSV" and together with OSF and OSV, each a "Borrower" and collectively and jointly and severally, the "Borrowers"), O'SULLIVAN INDUSTRIES HOLDINGS, INC., a Delaware corporation, the persons designated as "Lenders" on the signature pages hereto, and GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation, as Agent.

WHEREAS, Borrowers, the other persons named therein as Credit Parties, the Lenders (as defined therein) and Agent are party to the Credit Agreement dated as of September 29, 2003 (including all annexes, exhibits and schedules thereto, the "Original Credit Agreement"; all capitalized terms defined in the Original Credit Agreement and not otherwise defined herein have the meanings assigned to them in the Original Credit Agreement or in Annex A thereto);

WHEREAS, Borrowers and Requisite Lenders, subject to Section 4 hereof, wish to amend the Original Credit Agreement in the manner set forth below.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, Borrowers, Credit Parties, Requisite Lenders and Agent agree as follows:

SECTION 1.
AMENDMENTS

Subject to the satisfaction of the conditions to effectiveness referred to in Section 3 hereof, the Original Credit Agreement is hereby amended as follows:

(a)   Section 1.1(e) of the Original Credit Agreement is hereby amended by replacing the reference to "Account No.: 100101232217" appearing therein with a new reference to "Account No.: 003481045018".

(b)   Section 1.4 of the Original Credit Agreement is hereby amended by adding the following paragraph at the end of such section: "If at any time there are no Revolving Credit Advances and no Event of Default continuing, Agent will transfer any funds in the foregoing account as Borrower Representative may direct. Any such transfer requested before 12:00 p.m. (New York time) shall be made on that Business Day. Any such transfer requested after 12:00 p.m. (New York time) shall be made on the next succeeding Business Day."

(c)   Section 2.10 of the Original Credit Agreement is hereby amended by adding the following at the end of such section: "Solely with respect to (1) deposit account number 22489 maintained by OSI at Lamar Bank and Trust Company in Lamar, Missouri, (2) deposit account number 11231 maintained by OSI at Lamar Bank and Trust Company in Lamar, Missouri, and (3) deposit account number 1172527 maintained by OSI at Royal Bank of Canada in Ontario, Canada, each of which is required to be subject to a deposit account control agreement in accordance with this

Section 2.10, if the amount deposited in any one of the foregoing deposit accounts as of the close of any Business Day exceeds $500,000, then not later than the second Business Day thereafter, OSI shall transfer the amount of such excess over $500,000 in such deposit account into deposit account number 100101232217 maintained by OSI at Bank of America, N.A. in St. Louis, Missouri. Solely with respect to (1) deposit account number 9871048314 maintained by OSI at United Missouri Bank in Springfield, Missouri, (2) deposit account number 003477320899 maintained by OSI at Bank of America, N.A. in Springfield, Missouri, and (3) deposit account number 0000205161146 maintained by OSI at Sun Trust Bank in Richmond, Virginia, none of which is required to be subject to a deposit account control agreement, if the amount deposited in any one of the foregoing deposit accounts as of the close of any Business Day exceeds $25,000, then not later than the second Business Day thereafter, OSI shall transfer the amount of such excess over $25,000 in such deposit account into deposit account number 100101232217 maintained by OSI at Bank of America, N.A. in St. Louis, Missouri."

SECTION 2.
EXTENSION

Pursuant to a side letter dated as of September 29, 2003 between Agent and each Credit Party, Agent agreed to extend delivery of the deposit account control agreements required by Annex C and Section 2.10 of the Credit Agreement until the date that is thirty (30) days following the Closing Date. OSI will not be able to comply with this requirement with respect to the deposit account control agreement for deposit account number 1172527 maintained by OSI at Royal Bank of Canada in Ontario, Canada (the "RBC Account Control Agreement"). Execution and delivery of the RBC Account Control Agreement, is hereby extended to November 13, 2003, provided that failure of OSI to deliver the RBC Account Control Agreement on or prior to such date shall constitute an Event of Default.

SECTION 3.
CONDITIONS TO EFFECTIVENESS

This Amendment No. 1 shall become effective on the date (the "Effective Date") the following conditions shall have been satisfied:

(a)   Agent shall have received one or more counterparts of this Amendment No. 1 executed and delivered by Borrowers, the other Credit Parties, Agent and the Requisite Lenders; and

(b)   there shall be no continuing Default or Event of Default (after giving effect to the amendments contemplated by this Amendment No. 1) and the representations and warranties of the Borrowers contained in this Amendment No. 1 shall be true and correct in all material respects.

SECTION 4.
LIMITATION ON SCOPE

Except as expressly amended hereby, all of the representations, warranties, terms, covenants and conditions of the Loan Documents shall remain in full force and effect in accordance with their respective terms. The amendments set forth herein shall be limited precisely as provided for herein and shall not be

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deemed to be waivers of, amendments of, consents to or modifications of any term or provision of the Loan Documents or any other document or instrument referred to therein or of any transaction or further or future action on the part of Borrowers or any other Credit Party requiring the consent of Agent or Lenders except to the extent specifically provided for herein. Agent and Lenders have not and shall not be deemed to have waived any of their respective rights and remedies against Borrowers or any other Credit Party for any existing or future Defaults or Event of Default.

SECTION 5.
MISCELLANEOUS

(a)   Borrowers hereby represent and warrant as follows:

     (i)   this Amendment No. 1 has been duly authorized and executed by Borrowers and each other Credit Party, and the Original Credit Agreement, as amended by this Amendment No. 1, is the legal, valid and binding obligation of Borrowers and each other Credit Party that is a party thereto, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, moratorium and similar laws affecting the rights of creditors in general; and

     (ii)   Borrowers repeat and restate the representations and warranties of Borrowers contained in the Original Credit Agreement as of the date of this Amendment No. 1 and as of the Effective Date, except to the extent such representations and warranties relate to a specific date.

(b)   This Amendment No. 1 is being delivered in the State of New York.

(c)   Borrowers and the other Credit Parties hereby ratify and confirm the Original Credit Agreement as amended hereby, and agree that, as amended hereby, the Original Credit Agreement remains in full force and effect.

(d)   Borrowers and the other Credit Parties agree that all Loan Documents to which each such Person is a party remain in full force and effect notwithstanding the execution and delivery of this Amendment No. 1.

(e)   This Amendment No. 1 may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same instrument.

(f)   All references in the Loan Documents to the "Credit Agreement" and in the Original Credit Agreement as amended hereby to "this Agreement," "hereof," "herein" or the like shall mean and refer to the Original Credit Agreement as amended by this Amendment No. 1 (as well as by all subsequent amendments, restatements, modifications and supplements thereto).

(g)   Each of the following provisions of the Credit Agreement is hereby incorporated herein by this reference with the same effect as though set forth in its entirety herein, *mutatis mutandis*, and as if "this Agreement" in any such provision read "this Amendment No. 1": Section 9.3 (Notices), Section 9.6, (Severability), Section 9.8 (Headings), Section 9.9 (Applicable Law), Section 9.12 (Construction), Section 9.15 (Waiver of Jury Trial) and Section 9.17 (Entire Agreement).

[SIGNATURE PAGE FOLLOWS]

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WITNESS the due execution hereof by the respective duly authorized officers of the undersigned as of the date first written above.

BORROWERS:

O'SULLIVAN INDUSTRIES, INC.,
as a Borrower

By: ....

    Name:
    Title:

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.,
as a Borrower

By: ....

    Name:
    Title:

O'SULLIVAN INDUSTRIES – VIRGINIA, INC.,
as a Borrower

By: ....

    Name:
    Title:

CREDIT PARTIES:

O'SULLIVAN INDUSTRIES HOLDINGS, INC.

By:_____
    Name:
    Title:

AGENT AND LENDERS:

GENERAL ELECTRIC CAPITAL CORPORATION,
as Agent and a Lender

By: _____
      Name:
      Title: